May 19, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Ms. Nancy McGurk
Chief Accounting Officer
Atlas Pipeline Partners, L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  1-14998

Dear Ms. McGurk:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


									Michael Moran
									Accounting Branch
Chief